Exhibit 99.1

ABCAM PLC

Abcam to Report Half Year Results on Monday, September 12, 2022

17, August 2022, Cambridge, UK - Abcam plc (Nasdaq: ABCM; AIM: ABC) (“Abcam” or the “Company”), a global leader in the supply of life science research tools, will report its results for the 6-month period ended 30 June 2022 at 12.00 p.m. BST (7.00 a.m. EDT) on 12 September 2022.

Following the announcement, the Company will host a live teleconference and webcast at 13:00 p.m. BST (8:00 a.m. EDT) that same day (details below).

To access the webcast, please use the following link:

https://events.q4inc.com/earnings/LONABC/AbcamplcH12022

The press release and the live audio webcast will also be available in the investor section of Abcam’s corporate website at corporate.abcam.com/investors/reports-presentations/. An archive will be available after the call at that same address.

For further information please contact:

Abcam	+1 617 577 4205
Tommy Thomas, CPA, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Julia Bradshaw

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including statements that include words such as ‘believe’, ‘expect’, ‘estimate’, ‘intend’, ‘anticipate’, ‘may’, ‘should’, ‘plan’ and similar statements of a future or forward-looking nature. These forward-looking statements are neither promises nor guarantees of future performance or results and involve risks and uncertainties, many of which are beyond the control of Abcam, and there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. New risks emerge from time to time. It is not possible for Abcam to predict all risks, nor can Abcam assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that Abcam may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, Abcam undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.